GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

November 27, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	William Demarest
Shannon Menjivar Ronald (Ron) E. Alper Jeffrey Gabor

Re:	FG Merger II Corp.

Registration Statement on Form S-1

Filed October 24, 2023

File No. 333-275155

Dear Mr. Demarest:

On behalf of our client, FG Merger II Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 20, 2023 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 that was filed by the Company on October 24, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed October 24, 2023

Cover Page

1.

We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Registration Statement.

The Offering, page 12

2.	Please revise this section to discuss the potential dilutive effects of the private units and $15 Exercise Price Warrants to investors in the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Amended Registration Statement.

We may issue additional shares of common stock or shares of preferred stock to complete our initial business combination..., page 46

3.

We note your disclosure here and your references to PIPE transactions elsewhere. Please clarify the purposes of these additional issuances. Also, clearly disclose their impact to you and investors. To the extent you may utilize PIPE transactions, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Amended Registration Statement.

Manner of Conducting Redemptions, page 92

4.

We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 92 of the Amended Registration Statement.

Principal Stockholders, page 119

5.	Please disclose the natural person or persons who exercise the voting and/or dispositive control with respect to the securities owned by FG Merger Investors II LLC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 119 of the Amended Registration Statement.

Exhibits

6.

The consent of your independent registered public accounting firm filed as Exhibit 23.1 references the audit report dated October 20, 2023.  However, the audit report included in your filing is dated October 24, 2023.  Please obtain and file an updated consent from your auditor that references the report included in the filing.

Response: The Company acknowledges the Staff’s comment and has filed an updated consent from the Company’s auditor in accordance with the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212.407.4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner